VIA EDGAR	200 Crescent Court, Suite 300
Dallas, Texas 75201
+1 214 746 7700 tel
+1 214 746 7777 fax

James R. Griffin
+1 214 746 7779
October 1, 2018	james.griffin@weil.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:          Gores Holdings II, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 24, 2018
File No. 1-37979

Dear Ms. Ransom:

This letter is sent on behalf of Gores Holdings II, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated September 28, 2018 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 3”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed on August 24, 2018

Frequently Used Terms, page 8

1.              Comment:  We note that, in response to comment 1, you have revised numerous market leadership assertions in your filing. With respect to your disclosure on page 258, where you state that “Verra Mobility is the market leader in automated safety solutions holding market shares as a percentage of cameras of 46% in red light, 55% in speed, and 48% in school bus road safety cameras,” in light of the specificity of these statements, please provide us with the source of these market share statistics, and revise the market leadership assertions in your filing regarding the Government Solutions segment to clarify the extent to which they are based on these statistics and to cite their specific source.

Response:  We acknowledge the Staff’s comment, and in response thereto, have expanded the disclosure on page 9 of Amendment No. 3 to clarify the extent to which the referenced information is the basis for Verra Mobility’s leadership assertions regarding its Government Solutions segment.  Regarding the Staff’s question as to the source of the referenced information, as discussed with the Staff, Verra Mobility respectfully notes that there is no single source.  Instead, Verra Mobility management derives these figures based on its estimates of the total existing market opportunity with respect to each type of camera system (red light, speed or school bus).  As discussed on page 9 of Amendment No. 3, Verra Mobility management derives these estimates from its collective institutional knowledge which, for these markets, is based primarily on publicly available information, reports of government agencies, RFPs and the results of contract bids and awards.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779.  Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:             Via E-mail

Kyle C. Krpata, Esq.

Myra Moosariparambil, Staff Accountant

Andrew Blume, Staff Accountant

Parhaum J. Hamidi, Esq., Special Counsel

Mark R. Stone, Chief Executive Officer, Gores Holdings II, Inc.